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                               May 24, 2021

       Catherine Spear
       Co-Chief Executive Officer
       FIGS, Inc.
       2834 Colorado Avenue, Suite 100
       Santa Monica, California 90404

                                                        Re: FIGS, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 20, 2021
                                                            File No. 333-255797

       Dear Ms. Spear:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed May 20, 2021

       General

   1. Please have counsel revise its legality opinion to state that the shares to be offered by the selling stockholders
"are" legally issued, fully paid and non-assessable. Please refer to
                                                        Section II.B.2.h of
Staff Legal Bulletin No. 19.
 Catherine Spear
FirstName
FIGS, Inc. LastNameCatherine Spear
Comapany
May        NameFIGS, Inc.
     24, 2021
May 24,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment, page 49

2. You disclose that new investors who purchase your Class A common stock in this offering will incur dilution of $1.25; however, you disclose on page 65 that new investors who purchase your Class A common stock in this offering will incur dilution of $16.25. Please advise or revise your disclosure to address this apparent discrepancy. You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or
Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Alison Haggerty